UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Exceed Company Ltd.
(Name of Issuer)

Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

G32335
(CUSIP Number)

Shuipan Lin Shuli Chen Tiancheng Int'l Investment Group Limited No. 103, Qiancanggong Road, Huatingkou Village Chendai Town, Jinjiang City Fujian Province, P.R.China +(86) 595 3630 6888

Victory Summit Investments Limited

New Horizon Capital Partners III, Ltd.

New Horizon Capital Partners, Ltd.

New Horizon Capital III, L.P.

New Horizon Capital, L.P.

Windtech Holdings Limited

Wisetech Holdings Limited

PO Box 314, 3rd Floor, 18 Fort Street

George Town, Grand Cayman

KY1-1104, Cayman Islands

+(345) 749 8630

Jinlei Shi RichWise International Investment Group Limited Room 4101, Landmark, 4028 Jintian Road Futian District Shenzhen, P.R.China +(86) 755 8283 9998	Huixin Zhuang HK Haima Group Limited Room 18 Unit A 14/F, Shnu On Commercial Building 112-114 Des Voeux Road Central Hong Kong +(852) 8131 2057
With a copy to: Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004, People’s Republic of China +(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Shuipan Lin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,822,986
	8.	SHARED VOTING POWER 2,037,053
	9.	SOLE DISPOSITIVE POWER 12,822,986
	10.	SHARED DISPOSITIVE POWER 2,037,053
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,860,039 (1) (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.0% (3)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 21,960,679 shares of Common Stock.

(2) Includes 2,037,053 Ordinary Shares beneficially owned by Shuli Chen.

(3) Percentage calculated based on 33,022,665 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Tiancheng Int'l Investment Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,037,053
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,037,053
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,037,053 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 21,960,679 shares of Common Stock.

(2) Percentage calculated based on 33,022,665 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Shuli Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,037,053
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,037,053
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,037,053 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (2)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 21,960,679 shares of Common Stock.

(2) Percentage calculated based on 33,022,665 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: RichWise International Investment Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,124,329
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,124,329
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,124,329 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 21,960,679 shares of Common Stock.

(2) Percentage calculated based on 33,022,665 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Jinlei Shi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,124,329
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,124,329
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,124,329 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (2)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 21,960,679 shares of Common Stock.

(2) Percentage calculated based on 33,022,665 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Windtech Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,374,670
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,374,670
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,670 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 21,960,679 shares of Common Stock.

(2) Percentage calculated based on 33,022,665 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: New Horizon Capital III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,374,670
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,374,670
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,670 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (2)
14.	TYPE OF REPORTING PERSON PN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 21,960,679 shares of Common Stock.

(2) Percentage calculated based on 33,022,665 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: New Horizon Capital Partners III, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,374,670
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,374,670
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,670 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 21,960,679 shares of Common Stock.

(2) Percentage calculated based on 33,022,665 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Wisetech Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,583,114
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,583,114
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,114 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 21,960,679 shares of Common Stock.

(2) Percentage calculated based on 33,022,665 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: New Horizon Capital, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,583,114
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,583,114
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,114 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (2)
14.	TYPE OF REPORTING PERSON PN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 21,960,679 shares of Common Stock.

(2) Percentage calculated based on 33,022,665 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: New Horizon Capital Partners, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,583,114
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,583,114
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,114 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 21,960,679 shares of Common Stock.

(2) Percentage calculated based on 33,022,665 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Victory Summit Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,957,784
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,957,784
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,957,784 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 21,960,679 shares of Common Stock.

(2) Percentage calculated based on 33,022,665 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: HK Haima Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,018,527
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,018,527
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,527 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 21,960,679 shares of Common Stock.

(2) Percentage calculated based on 33,022,665 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Huixin Zhuang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,018,527
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,018,527
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,124,329 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (2)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 21,960,679 shares of Common Stock.

(2) Percentage calculated based on 33,022,665 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

INTRODUCTORY NOTE

This Schedule 13D (this “Schedule 13D”) is filed jointly by Shuipan Lin (“Mr. Lin”), Shuili Chen ("Ms. Chen"), Tiancheng Int'l Investment Group Limited (“Tiancheng”), Victory Summit Investments Limited (“Victory Summit”), New Horizon Capital Partners III, Ltd. ("NH Capital III"), New Horizon Capital Partners, Ltd. ("NH Capital"), New Horizon Capital III, L.P. ("NH III"), New Horizon Capital, L.P. ("NH"), Windtech Holdings Limited ("Windtech"), Wisetech Holdings Limited ("Wisetech"), Jinlei Shi ("Mr. Shi"), RichWise International Investment Group Limited ("RichWise"), Huixin Zhuang ("Ms. Zhuang") and HK Haima Group Limited ("Haima", together with Mr. Lin, Ms. Chen, Tiancheng, Victory Summit, NH Capital III, NH Capital, NH III, NH, Windtech, Wisetech, Mr. Shi, RichWise and Ms. Zhuang, the “Reporting Persons”). With respect to Mr. Lin, this Schedule 13D represents Amendment No. 1 to the original statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2011 by Mr. Lin with respect to Exceed Company Ltd. (the “Company”). With respect to Windtech, Wisetech, NH III and NH (together with Victory Summit, NH Capital III and NH Capital, the "NH Group"), this Schedule 13D represents Amendment No. 1 to the original statement on Schedule 13D filed with the SEC on December 1, 2009 by Windtech, Wisetech, NH III and NH with respect to the Company. This Schedule 13D represents the initial statement on Schedule 13D filed by Ms. Chen, Tiancheng, Mr. Shi, RichWise, Ms. Zhuang and Haima.

Item 1.	Security and Issuer

This Schedule 13D relates to the Company's ordinary shares, par value $0.0001 per share (the “Ordinary Shares”). The address of the principal executive office of the Company is Unit F, 24/F, China Overseas Building, 139 Hennessy Road, Wanchai, Hong Kong.

Item 2.	Identity and Background

Item 2 is hereby supplemented as follows and, with respect to Mr. Lin and the NH Group, the information set forth in Item 2(e)-(f) supersedes the information previously provided in Item 2(e)-(f) of their respective original statement on Schedule 13D:

(a)	This Schedule 13D is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.01.

(b)	The business address of each of Tiancheng and Ms. Chen is c/o No. 103, Qiancanggong Road, Huatingkou Village Chendai Town, Jinjiang City, Fujian Province, P.R.China.

The business address of each of RichWise and Mr. Shi is c/o Room 4101, Landmark, 4028 Jintian Road, Futian District, Shenzhen, P.R.China.

The business address of the NH Group is PO Box 314, 3rd Floor, 18 Fort Street, George Town, Grand Cayman KY1-1104, Cayman Islands.

The business address of each of Haima and Ms. Zhuang is c/o Room 18 Unit A 14/F, Shnu On Commercial Building, 112-114 Des Voeux Road Central, Hong Kong.

(c)	Ms. Chen is the sole shareholder and director of Tiancheng. Mr. Shi is the sole shareholder and director of RichWise. Ms. Zhuang is the sole shareholder and director of Haima.

Each of Tiancheng, RichWise and Haima is an investment holding company.

Windtech is a wholly-owned subsidiary of NH III, and Wisetech is a wholly owned subsidiary of NH. NH Capital III and NH Capital are the general partners of NH III and NH, respectively. Victory Summit is the 100% shareholder of each of NH Capital III and NH Capital.

(d) – (e)	During the last five years, none of the Reporting Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Ms. Chen and Mr. Shi is a citizen of the People’s Republic of China. Ms. Zhuang is a citizen of Hong Kong.

Each of Tiancheng and Haima is incorporated in Hong Kong. RichWise is incorporated in the British Virgin Islands.

Each of NH Capital III and NH Capital is incorporated in the Cayman Islands. Victory Summit is incorporated in the British Virgin Islands.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

It is anticipated that, at the price per Ordinary Share set forth in the Proposal (as described in Item 4 below), approximately US$19,026,616 million will be expended in acquiring 11,061,986 outstanding Ordinary Shares owned by stockholders of the Company other than the Consortium Members (as defined below)(“Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by a combination of debt and equity financing.

ITEM 4.	PURPOSE OF TRANSACTION

On August 17, 2013, Mr. Lin, Tiancheng, Windtech, Wisetech, RichWise and Haima ("Consortium Members") entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to jointly deliver a non-binding proposal (the “Proposal”) to the Company’s board of directors for the acquisition of the Publicly Held Shares, (ii) to deal exclusively with each other with respect to the transaction contemplated under the Proposal for a certain period, (iii) to conduct a joint assessment of the Company as promptly as reasonably practicable, and (iv) to use their reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Company's approval, to enter into the definitive agreements in respect of the transactions contemplated under the Proposal.

On August 17, 2013, the Consortium Members submitted the Proposal to the Company’s board of directors. In the Proposal, the Consortium Members proposed to acquire, through an acquisition vehicle to be formed by the Consortium Members, all of the Publicly Held Shares for US$1.72 per Ordinary Share. The Consortium Members also stated in the Proposal that they are interested only in acquiring the Publicly Held Shares, and that they do not intend to sell their stakes in the Company. The Consortium Members intend to finance the transactions contemplated under the Proposal through a combination of debt and equity financing.

The Consortium Members indicated in the Proposal that they are prepared to negotiate and finalize the terms of the proposed transaction in definitive transaction documents, which will provide for covenants and conditions typical and appropriate for transactions of this type. The Proposal also provided that no binding obligation on the part of the Company or the Consortium Members shall arise with respect to the proposed transaction unless and until definitive agreements have been executed.

If the transactions contemplated under the Proposal are completed, the shares of Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Global Select Market.

References to the Consortium Agreement and the Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement and the Proposal, copies of which are attached hereto as Exhibits 7.02 and 7.03 and incorporated herein by reference in their entirety.

Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in Item 4 on this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b)	The following disclosure assumes that there are 33,022,665 Ordinary Shares outstanding as of December 31, 2012 as set forth in the annual report on Form 20-F filed by the Company for the fiscal year ended December 31, 2012.

The responses of each Reporting Person to Rows (7) through (11) of the cover page of this statement are incorporated herein by reference.

Ms. Chen is the mother of Mr. Lin and Mr. Lin shares the power to vote or direct the vote of the Ordinary Shares beneficially owned by Ms. Chen.

In addition, pursuant to Section 13(d)(3) of the Act, the Reporting Persons may on the basis of the facts described elsewhere herein be considered to be a “group”. Each of (i) Mr. Lin, Ms. Chen and Tiancheng, (ii) Mr. Shi and RichWise, (iii) the NH Group and (iv) Ms. Zhuang and Haima disclaim any membership or participation in a “group” with the other Reporting Persons and further disclaims beneficial ownership of any Ordinary Shares beneficially owned by the other Reporting Persons.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transactions in the Common Stock during the 60 days preceding the filing of this Schedule 13D.

(d)-(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The descriptions of the principal terms of the Proposal and the Consortium Agreement under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated as of August 20, 2013.

Exhibit 7.02:	Consortium Agreement by and among the Consortium Members, dated as of August 17, 2013.

Exhibit 7.03	Proposal Letter from the Consortium Members to the Company’s board of directors, dated as of dated as of August 17, 2013.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2013

Shuipan Lin

By:	/s/ Shuipan Lin
Name: Shuipan Lin

Shuli Chen

By:	/s/ Shuli Chen
Name: Shuli Chen

Tiancheng Int'l Investment Group Limited

By:	/s/ Shuli Chen
Name: Shuli Chen
Title: Director

Windtech Holdings Limited

By:	/s/ Wong Kok Wai
Name: Wong Kok Wai
Title: Director

Wisetech Holdings Limited

By:	/s/ Wong Kok Wai
Name: Wong Kok Wai
Title: Director

New Horizon Capital III, L.P.
By New Horizon Capital Partners III, Ltd., its general partner

By:	/s/ Yu Jianming
Name: Yu Jianming
Title: Director

New Horizon Capital, L.P.
By New Horizon Capital Partners, Ltd., its general partner

By:	/s/ Yu Jianming
Name: Yu Jianming
Title: Director

New Horizon Capital Partners III, Ltd.

By:	/s/ Yu Jianming
Name: Yu Jianming
Title: Director

New Horizon Capital Partners, Ltd.

By:	/s/ Yu Jianming
Name: Yu Jianming
Title: Director

Victory Summit Investments Limited

By:	/s/ Yu Jianming
Name: Yu Jianming
Title: Director

Jinlei Shi

By:	/s/ Jinlei Shi
Name: Jinlei Shi

RichWise International Investment Group Limited

By:	/s/ Jinlei Shi
Name: Jinlei Shi
Title: Director

Huixin Zhuang

By:	/s/ Huixin Zhuang
Name: Huixin Zhuang

HK Haima Group Limited

By:	/s/ Huixin Zhuang
Name: Huixin Zhuang
Title: Director